UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)

Synergx Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

87160C106
(CUSIP Number)

Mr. Jeffrey Cohen
Vice President, Finance
Firecom, Inc.
39-27 59th Street
Woodside, New York 11377
(718) 899-6100

Copies to:

Bruce A. Rich, Esq.
Carter Ledyard & Milburn LLP
2 Wall Street, New York, New York 10005
                                  (212) 732-3200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 19, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  87160C106

1	NAME OF REPORTING PERSON: Firecom, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York, United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER: 2,068,012 Ordinary Shares
	8	SHARED VOTING POWER: -0- Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 2,068,012 Ordinary Shares
	10	SHARED DISPOSITIVE POWER: -0- Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,068,012 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.69%*
14	TYPE OF REPORTING PERSON: CO

*	Based on 5,210,950 shares of Common Stock of the Issuer outstanding as of December 28, 2009, as reported in the Issuer’s Form 10-K for the fiscal year ended September 30, 2009.

CUSIP No.  87160C106

1	NAME OF REPORTING PERSON: Paul Mendez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York, United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER: -0- Ordinary Shares
	8	SHARED VOTING POWER: 2,068,012 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 2,068,012 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,068,012 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.69%*
14	TYPE OF REPORTING PERSON: IN

*	Based on 5,210,950 shares of Common Stock of the Issuer outstanding as of December 28, 2009, as reported in the Issuer’s Form 10-K for the fiscal year ended September 30, 2009.

Item 1.  Security and Issuer

This Amendment No. 7 is filed by Firecom, Inc., a New York corporation (“Firecom”), and Paul Mendez (“Mr. Mendez” and, together with Firecom, the “Reporting Persons”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends Items 4 and 6 of the initial Statement on Schedule 13D filed by the Reporting Persons on April 25, 2006, and Amendment No. 1 filed on May 10, 2006, Amendment No. 2 filed on January 25, 2007, Amendment No. 3 filed on June 11, 2008, Amendment No. 4 filed on February 4, 2009, Amendment No. 5 filed on January 14, 2010 and Amendment No. 6 filed on January 25, 2010 (the initial Schedule 13D and together with the Amendments, the “Statement”).

The Statement relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Synergx Systems Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 209 Lafayette Drive, Syosset, New York 11791.  The telephone number of the Issuer is (516) 433-4700.

Item 4.  Purpose of Transaction.

ITEM 4 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

On March 19, 2010, the Issuer, Firecom and FCI Merger Corp., a Delaware corporation and newly-formed wholly-owned subsidiary of Firecom (the “Merger Sub”), entered into Amendment No. 1 (the “Amendment”) to their Agreement and Plan of Merger, dated as of January 22, 2010 (the “Merger Agreement”).

The Amendment changed the Merger Agreement in the following material respects:

-the merger consideration was increased to $0.70 in cash for each share of the Issuer’s Common Stock issued and outstanding immediately prior to the effective time of the merger (other than shares held by Firecom and the Merger Sub, shares held in treasury by the Issuer and shares held by stockholders of the Issuer who have properly exercised their appraisal rights under Delaware law);

-the outside date for completion of the merger was extended to June 30, 2010, giving either Firecom or the Issuer the right to terminate the Merger Agreement if the merger is not consummated by such date;

-Firecom is to place $500,000 into an escrow account to be held until the first to occur of: (i) the closing of the merger at which time the escrow funds shall be applied to the merger consideration, (ii) the termination of the Merger Agreement other than by reason of the failure to obtain stockholder approval at the meeting therefor at which time the escrow funds shall be returned to Firecom, subject to any right of the Issuer to be reimbursed for expenses, and (iii) the termination of the Merger Agreement by reason of the failure to obtain stockholder approval a the meeting therefor at which time the escrow funds shall be delivered to the Issuer.  In addition, upon a third party Takeover Proposal being determined as a Superior Proposal, such third party must deposit $100,000 with the Issuer , by reason of costs incurred and to be incurred by it, and upon entering into an acquisition agreement with the Issuer the third party would have to deposit $400,000 pursuant to an escrow arrangement similar to the one that the Issuer had with Firecom;

-any party which may have been considered a “Solicited Party” during the “Solicitation Period” shall not any longer be considered to have such status for all purposes of the Merger Agreement; and

-the Issuer shall use its best efforts to have its bank extend a Forebearance Agreement to June 30, 2010.

Except as expressly provided for in the Amendment, the Merger Agreement remains in full force and effect.

The foregoing description of the Amendment and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Amendment, which is included as Exhibit A hereto and is incorporated by reference to this Item 4.

This Statement on Schedule 13D does not constitute the solicitation of an offer to buy any securities or a solicitation of any vote, proxy or approval.  The Issuer is required to file with the SEC, and mail to stockholders of the Issuer, a proxy statement and other related documents with respect to the special meeting to vote upon the merger.  The proxy statement and such other related documents that will be filed with the SEC should be read carefully and in their entirety when they become available because they will contain important information.  Those documents will be sent to persons who are holders of record of the Common Stock as of the record date for the special meeting and will be available through the EDGAR website maintained by the SEC at http://www.sec.gov.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 19, 2010, the Issuer, Firecom and the Merger Sub entered into Amendment No. 1 to the Merger Agreement.

Item 7.  Material to be Filed as Exhibits.

Exhibit A: Amendment No. 1, dated as of March 19, 2010, to the Agreement and Plan of Merger, dated January 22, 2010, among Synergx Systems, Inc., Firecom, Inc. and FCI Merger Corp.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2010

Firecom, Inc.

/s/ Jeffrey Cohen
By:	Jeffrey Cohen
Title:	Vice President, Finance

/s/ Paul Mendez
Paul Mendez